111 Town Square Place – Suite 1500A
Jersey City, NJ 07310
Phone: 201-216-0100
Fax: 201-680-7396
Web: www.hudsonholdingcorp.com

February 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin Woody, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:	Hudson Holding Corporation

Form 10-K for Fiscal Year Ended March 31, 2010

Filed June 29, 2010

Form 10-Q for Quarterly Period Ended September 30, 2010

Filed November 10, 2010

File No. 000-15936

Dear Mr. Woody:

This letter is submitted on behalf of Hudson Holding Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2010 and Form 10-Q for the quarterly period ended September 30, 2010, filed under the Securities Exchange Act of 1934 (“the Filings”), as set forth in your letter to Keith Knox dated January 20, 2011.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein, followed by the Company’s response.

Form 10-K for the fiscal year ended March 31, 2010

Exhibits 31.1 and 31.2

Staff Comment:

1.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Company Response:

We confirm that we will revise our certifications in future filings to comply with the Exchange Act Rules.

Securities and Exchange Commission

February 2, 2011

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

General

Staff Comment:

2.	It appears that your total stockholders’ equity exceeds your market capitalization at September 30, 2010. Please tell us if you determined this situation to be a trigger event that would warrant a review of goodwill for impairment. To the extent you performed a goodwill impairment test, please provide us with a summary of your results. To the extent you did not perform a goodwill impairment test, please tell us how you determined it was not necessary to perform this test. Please refer to ASC 350-20-35.

Company Response:

The Company’s policy, which is consistent with the requirements of ASC 350-20-35-28, is to review goodwill for impairment annually, during the fourth fiscal quarter of each year, and also between annual tests upon the occurrence of trigger events.

On September 30, 2010, when the Company had approximately 70,500,000 shares of common stock outstanding, the last trade was executed at $0.10 per share, as a result of recent downward pressure on the market price per share of our common stock. During the Company’s financial close for the quarter ended September 30, 2010, management reviewed the decline in the market capitalization of the Company and noted that our market capitalization had fallen below our stockholders’ equity as of September 30, 2010.

Ultimately, management concluded that the September 30, 2010 market capitalization shortfall relative to stockholders’ equity did not constitute a trigger event because: (1) the amount of the Company’s market capitalization ignores the value of a control premium; and (2) the last trade price of $0.10 per share did not represent a prolonged decline in the market capitalization based on the following considerations:

(a)	The closing price on the prior quarter ends of June 30 and March 31, 2010 were $0.15 and $0.20 per share, respectively.

(b)	Our common stock traded as high as $0.14 per share thirteen days earlier.

(c)	The 100-day and 200-day simple moving averages of our common stock were $0.14 and $0.19 per share as of September 30, 2010.

Management determined that it would continue to monitor the market capitalization of the Company against its book value on a quarterly basis for the foreseeable future.

On January 4, 2011, Rodman & Renshaw Capital Group, Inc. (“Rodman”), HHC Acquisition, Inc., a wholly owned subsidiary of Rodman, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that Rodman will acquire all of the outstanding shares of the Company’s common stock in a stock-for-stock merger (the “Merger”) using an exchange ratio of 0.0338 shares of Rodman common stock for each share of the Company’s common stock. The Merger Agreement attributes a value of approximately $7,000,000 to the Company, based upon a $2.69 valuation per share of Rodman’s common stock. The exchange ratio and aggregate merger consideration are subject to adjustment, up or down, based upon the net liquid assets of the Company at the effective time of the Merger.

As a result of our entrance into the Merger Agreement, we performed an interim impairment test of goodwill as of December 31, 2010. Based upon this analysis, the Company’s management concluded on January 26, 2011 that the fair value of the reporting unit with the goodwill was less than the carrying value and that the goodwill was fully impaired. Accordingly, based on our analyses, the Company recorded a non-cash impairment charge associated with goodwill in the amount of $1,111,179 for the quarter ended December 31, 2010.

Securities and Exchange Commission

February 2, 2011

On January 31, 2011, the Company filed a Current Report on Form 8-K that disclosed management’s conclusion that the goodwill impairment charge was necessary pursuant to Item 2.06, Material Impairments. Also on January 31, 2011, Rodman filed a registration statement on Form S-4, which included: (i) a pro forma combined statement of financial condition as of September 30, 2010 showing the goodwill impairment charge as a pro forma adjustment and (ii) disclosure concerning the impairment charge in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” concerning the Company and in footnotes to the Company’s financial statements for the quarter ended September 30, 2010. We also intend to file our December 31, 2010 Form 10-Q on a timely basis wherein the goodwill impairment charge will be reflected and disclosed for the quarter ended December 31, 2010.

*******

In connection with our responses to the Staff comments set forth above, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please contact me at (201) 680-7389 with any further comments or questions you may have.

Sincerely,

/s/ Keith R. Knox

Keith R. Knox

President and Secretary

cc:	Mr. Kenneth Pasternak, Chairman of the Board
Mr. Peter Zugschwert, Chairman of the Audit Committee
Mr. Anthony Sanfilippo, Chief Executive Officer
Mr. Andrew E. Lewin, Esq., General Counsel
Mr. Mitchell Watt, Marcum LLP, Audit Partner
Mr. Darrel Rice, Esq., Haynes and Boone, LLP